February 13, 2006

Mr. Hugh Fuller

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 0511

Washington, D.C. 20549

RE:	Grant Enterprises, Inc.

Amendment No. 1 to Form SB-2

Filed November 2, 2005

Registration No. 333-127259

Dear Mr. Fuller:

We represent Grant Enterprises, Inc. (“Grant” or the “Company”). We are in receipt of your letter dated November 28, 2005 regarding the above referenced filing and the following are our responses:

About Our Company, page 1

1.

We note your statement that Grant Enterprises, LLC is the exclusive North American distributor of Kinjoy Chairs, the Shiatsu Massage chair. Based on the Distributor Agreement filed as Exhibit 10.1, it appears that Grant Enterprises, LLC is the sole distributor of the Kinjoy Chairs in Michigan, Mississippi, Nevada and New Jersey. Please accordingly revise here in and in all other places in your document where you discuss the Kinjoy Chairs.

ANSWER:	The Form SB-2 has been revised to reflect that the Company is the sole distributor of the Kinjoy chairs in Michigan, Mississippi, Nevada and New Jersey.

Risk Factors, pages 2-6

2.

We note your response to prior comment 9 and reissue it in part. In the first risk factor, please disclose whether you have enough financial resources to meet your expenses and support your anticipated activities for the next twelve months. If you do not have enough resources, please disclose how long you can continue operations, assuming that you are not able to raise additional funds through public or private debt or sale of equity.

ANSWER:	This risk factor has been amended to disclose that the Company will need a minimum of $50,000 to continue operations over the next twelve months, which the Company currently has in its cash reserves.

3.	Please address the risk facing Grant in hiring and retaining qualified technical employees.

ANSWER:

This risk factor regarding hiring and retention of qualified employees has been revised to disclose that the Company must hire technical employees capable of installing and maintaining the Kinjoy Chairs at our clients’ locations.

Management Discussion and Analysis

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Results from Operation, page 16

4.	You discuss the reason for the increase in general and administrative expense but do not address the reason for the increase in cost of goods sold. Please revise.

ANSWER:	This section has been revised to disclose that the increase in cost of goods sold was due to an increase in the number of chairs sold while sales derived from vending remained the same.

Gross Revenues, page 17

5.

We note your revisions to prior comment 17. Your revised disclosure states that your increase in revenue related to an increase in the number of chairs sold in 2004. However, your disclosure also indicates that the percentage of your revenue from the sale of chairs and vending remained consistent. Clarify how the increase in your revenue only relates to an increase in the number of chairs sold in 2004 as the percentage of your revenue remained consistent from year to year or revise your disclosure as appropriate.

ANSWER:

This section has been revised to disclose that in 2003, approximately 60% of the Company’s revenues derived from the sale of chairs, while the remaining 40% derived from vending. In 2004, the Company experienced an increase in the number of chairs sold, resulting in an increase in revenue derived from such sales, while revenue derived from vending remained the same. Therefore, in 2004, 66% of our total revenue derived from the sale of chairs while the remaining 34% derived from vending.

Total Expenses, page 17

6.

We note that you attribute the increase in your costs of sales ‘to revenues for the sale of chairs increasing while vending sales had not increased by the same percentage.’ This disclosure is inconsistent with your revenue disclosure that indicates your sale of chair and vending revenue has remained consistent. Revise as appropriate. Further, quantify the amount of cost of sales incurred from sales of chairs and vending sales.

ANSWER:	This section has been revised to ensure consistent disclosure with revenue disclosure and to disclose the amount of cost of sales incurred from sales of chairs and vending sales.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Gross Revenues, page 18

7.

Your disclosure, in part, discusses results from the quarter ended June 30, 2005. Your discussion should provide information relevant to the entire period being discussed. Revise as appropriate. Further revise to include comparable quantitative revenue information for the six months ended June 30, 2004.

ANSWER:	This section has been revised to provide information relevant to the nine months ending September 30, 2005 compared with the nine months ending September 30, 2004.

Total Expenses, page 18

8.	Revise to provide a discussion of the changes in cost of sales and quantify the amount of cost of sales incurred from sales of chairs and vending sales.

ANSWER:	This section has been revised to discuss changes in cost of sales and to quantify the amount of cost of sales attributable to the sale of chairs and vending sales.

Net Income from Operations, page 18

9.	Clarify why you have a separate discussion for net income and net income from operations. Address the difference between the financial measures or revise as appropriate.

ANSWER:	This section has been revised to consolidate discussion of net income and net income from operations.

Plan of Operation, pages 18-19

10.

Revise to disclose the key indicators used by management to determine the success of implementing your business plan. This discussion should provide a short and long-term analysis of your business. We refer you to SEC Release 33-8350, Section III.B.

ANSWER:

This section has been revised to disclose that the Company will focus on striking more vending deals and sales agreements with casinos, both in Nevada, and casinos on Indian gaming reservations in California and that the Company hopes to increase both our revenues from sale of chairs and vending by 20% each year.

Capital Resources and Liquidity, page 19

11.

We note your revisions to disclose the principle sources of liquidity in response to prior comment number 19. Your disclosure includes deferred salaries as a principal source of liquidity; however, it does not appear that you have accrued any costs for salaries that have been deferred. Explain to us how you are accounting for deferred salaries and provide the amounts that have been deferred for the year ended December 31, 2004 and 2003 and the six months ended June 30, 2004.

ANSWER:	This section has been revised to remove reference to deferred salaries as a source of liquidity.

12.

We note your revised disclosure in response to prior comment number 20, which states that future revenues will be sufficient to cover budget expenditures and offering expenses. Revise to specify the period of time that you anticipate revenue to cover your operating expenses. In addition, we note that you will continue to pursue additional capital investment. Clarify the source(s) of such funding and whether this funding is necessary to successfully implement your business plan. If it is necessary, revise to disclose the outcome if your actions fail.

ANSWER:

This section has been revised to disclose that although the Company expects its revenue to cover its operating expenses for the next twelve months, the Company may not be able to expand its business without additional financing. Therefore, the Company expects to seek such financing through a private placement of equity and/or debt. Additionally, the Company will seek the advice of investment professionals on how to obtain additional capital. Further, the Company believes that by being a public entity it will be more attractive to the sources of capital.

Critical Accounting Estimates

13.

We reissue and clarify prior comment number 21. Tell us whether you have made any accounting estimates or assumptions during the period being reported on that require MD&A disclosure pursuant to SEC Release 33-8350, Section V. If so, revise to include the appropriate disclosure.

ANSWER:	There are no additional disclosures on accounting estimates that are required in the MD&A section.

Certain Relationships and Related Transactions, page 19

14.	We note that as of June 30, 2005 you owed Mr. Carrigan $6,762 from an unsecured demand note. Tell us why this liability has not been reordered on your consolidated balance sheet as of June 30, 2005.

ANSWER:	The financial statements currently reflect that there are no related party loans that exist.

Executive Compensation, page 20

15.

In light of the Option Agreement dated September 1, 2005 with Mr. Shadmer, it appears that you need to revise this section to accurately reflect the option granted to purchase 200,000 shares of common stock. Please revise or advise.

ANSWER:

This section has been revised reflect that the Company has granted Mr. Shadmer the option to purchase 200,000 shares of the Company’s common stock at a purchase price of $1.00 per share for the period ending on March 7, 2006.

Consolidated Financial Statements as of June 30, 2005

16.	Revise to include page numbers on each page of your interim financial statements.

ANSWER:	The consolidated financial statements have been revised to include page numbers on each page.

Consolidated Statements of Operations

17.	Revise your consolidated statements of operations for the three months ending June 30, 2005 and 2004 to include earnings per share information.

ANSWER:	The consolidated statements of operations have been revised to include earnings per share information.

General

18.

We note your response to prior comment number 23 and reissue a portion of the comment. Revise to disclose that your interim financial statements include all adjustments which the operation of management that are necessary in order to make the financial statements not misleading. See Item 310(b)(2) of Regulation S-B.

ANSWER:

The consolidated financial statements have been revised to disclose all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading in accordance with Item 310(b)(2) of Regulation S-B.

Income Taxes, page F-7

19.

We note your accounting for income taxes policy disclosure. We further note that you currently are reporting retained earnings as of the period end that suggests that you will be subject to income taxes in the current period. Indicate whether you are accruing an income taxes payable in accordance with paragraphs 19 and 20 of APB 28. In addition, it does not appear that you have provided the financial statements disclosure required pursuant to paragraphs 43 through 49 of SFAS 109. Revise as appropriate to include such disclosures.

ANSWER:

The consolidated financial statements have been revised regarding income taxes in accordance with paragraph 19 and 20 of APB 28 and disclosure required pursuant to paragraphs 43 through 49 of SFAS 109.

Note 2. Related Party Transactions, page F-7

20.	Your disclosure provides the amount owed to related party stockholder as of March 31, 2005. Revise to disclose the amount due at the balance sheet date.

ANSWER:	The consolidated financial statements have been revised to disclose related party loans as of the balance sheet dates.

Consolidated Financial Statements as of December 31, 2004 and 2003

Balance Sheet, page F-2

21.

Your response to prior comment number 26 indicates that your vending equipment is comprised of the chairs used in your vending service sales. Tell us whether you classify the depreciation expense form your vending equipment as cost of sales. We refer you to Regulation S-X, Rule 5-03 (b)(2)(d).

ANSWER:	The consolidated financial statements have been revised to classify the depreciation expense from vending equipment as cost of sales in accordance with Regulation S-X, Rule 5-03(b)(2)(d).

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-6

22.	We note your response to prior comment 27 with respect to your revenue recognition policy for the sale of chairs. Please clarify the following with respect to your policy.

Your response with respect to your sale of chairs discusses your policy for collecting payment and delivering the chairs. However, your response does not discuss your revenue recognition policy. Tell us and disclose how you determine that the criterion of Section A.1 of SAB Topic 13 has been satisfied with respect to the sale of your chairs prior to recognizing revenue.

Your response indicates that after the sale, the chair is sent to the customer from the manufacturer. Clarify and disclose whether your report revenue on a gross or net basis. As part of your response, tell us whether you act as a principal or agent in these transactions and how considered the indicators in EITF 99-19 when making this determination. If you conclude that you act as an agent in these transactions, confirm that you are recognizing revenue on the net basis in accordance with paragraph 6 of EITF 99-19 (that is, the amount billed to the customer less that amount paid to a supplier).

ANSWER:	The disclosures regarding Revenue Recognition have been clarified with respect to Section A.1 of SAB Topic 13. The financial statements have been revised to account for revenue on a gross sales basis.

23.

We note that your vending service revenue sharing arrangements requires that you pay 50% of your gross receipts to the entity that grants you the licence to place the message chair(s) on their premises. Clarify and disclose whether you report revenue on a net or gross basis for services performed on these revenue sharing arrangements; that is clarify whether you report revenue for 100% of the gross receipts and cost of sales for the 50% paid to the entity or whether you report 50% of the gross receipts as revenue.

ANSWER:	The Company reports on its revenue sharing agreement on a gross sales basis and reports revenue for 100% of gross receipts and cost of sales for the 50% revenue sharing cost.

24.

We note your response to prior comment number 27 that you have revised Note 1 to disclose the Company’s revenue recognition policy for each type of revenue transaction. However, it does not appear that such revisions have been included in your revenue recognition footnote. Therefore, we reissue the portion of our comment that requests you revise to separately disclose your revenue recognition policy from each type of revenue transaction (e.g., vending services, sale of chairs). See SAB Topic 13, Section B. Ensure to include your revised disclosure in the footnotes to your interim financial statements included in your filing.

ANSWER:	Note 1 has been revised to disclose the Company’s revenue recognition policy for each type of revenue transaction in accordance with SAB Topic 13, Section B.

Basis of Accounting, page F-6

25.

Your disclosure provides your policy for software development costs here and on page F-6 to your consolidated financial statements as of June 30, 2005. We also note that your response to prior comment no. 27 did not indicate whether you consider software to be incidental to your product (i.e., separate revenue stream for software). See footnote 2 of SOP 97-2. In this regard, software development cost are only subject to SFAS 86 when that software is licensed and, therefore, subject to SOP 97-2. Further, tell us whether you have incurred and costs for software development. If not, clarify why you believe that it is necessary to disclose this policy or revise your footnotes as necessary.

ANSWER:

The disclosure regarding the basis of accounting has been revised to exclude references to software development costs. The Company does not have a separate stream of revenue that is incidental to the product.

Property and Equipment, page F-6

26.

Revise your disclosure to provide your policy for vending equipment. The current disclosure appears too general since your balance sheet shows only vending equipment as fixed assets. Further, your response to comment no. 26 states that “the company has no other fixed assets other than the vending equipment”.

ANSWER:	The disclosure regarding property and equipment has been revised to include disclosure on the Company’s policy for vending equipment.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN